

September 15, 2009

By U.S. mail and facsimile to (330) 869-4410

Mr. Michael E. Hicks, Senior Vice President and Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333

> **RE:** **OMNOVA Solutions Inc.**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed January 30, 2009**
> **Form 10-Q for the period ended May 31, 2009**
> **File No. 1-15147**

Dear Mr. Hicks:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2008

Management's Discussion and Analysis, page 20

1. We note from page 7 that you completed the acquisition of the minority interests in your joint venture businesses, DPS and CPD, on January 8, 2008, but that the acquisition was effective December 31, 2007. Please tell us what the designated date is pursuant to paragraph 48 of SFAS 141 and whether you had to adjust the cost of the acquired entities and net income otherwise reported to compensate for recognizing income before consideration was transferred.

Financial Resources and Capital Spending, page 27

2. You disclose on page 28 that if the average excess availability of the Facility falls below $20 million during any fiscal quarter, the Company must maintain a fixed charge coverage ratio greater than 1.1 to 1 as defined in the agreement. We note from page 55 that the Company was in compliance with this requirement and the fixed charge coverage ratio was 2.3 to 1 for the fourth quarter of 2008. The ratio was 2.7 to 1 for the first quarter of 2009 and 3.3 to 1 for the second quarter of 2009. Therefore, it appears that the average excess availability of the Facility had fallen below the $20 million threshold during these quarters. Given the substantial amount of debt you have, please revise future filings to disclose this fact, to define average excess availability, and to quantify this measure for the affected period(s).

3. Please tell us what the nature of the interest rate swap reserve of $4.8 million at November 30, 2008 is and/or its purpose, as mentioned on page 29, and the factors that would contribute to any related increases or decreases.

Contractual Obligations, page 29

4. In future filings, please revise your table of contractual obligations as follows:
   - Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.
   - Present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.
   - To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swap, please disclose estimates of the amounts you will be obligated to pay. Refer to Item 303(a)(5) of Regulation S-K.

Form 10-Q for the period ended May 31, 2009

Management's Discussion and Analysis, page 17

5. You state on page 19 that the improved gross margin of 24.8% for the second quarter of 2009 from that of the second quarter of 2008 of 15.4% was primarily due to lower costs for raw materials and a reduction in manufacturing costs. You

state that the improved margin for the first half of 2009 was primarily due to lower costs for raw materials and a reduction in manufacturing and cost variances, partially offset by the pension plan curtailment charge. Please explain to us the reason(s) for the reduction in manufacturing costs. If management has decided to not produce as much product given the current environment, please explain to us the future impact to your operating results and financial condition.

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses. To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief